

September 11, 2014

Via E-mail
Todd Waltz
Chief Financial Officer
Aemetis, Inc.
20400 Stevens Creek Boulevard
Suite 700
Cupertino, CA 95014

> **Re: Aemetis, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 26, 2014**
> **File No. 333-197259**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 0-51354**

Dear Mr. Waltz:

We have reviewed the amendment to your registration statement and incorporated Exchange Act filings and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page 45
Consolidated Statements of Operations and Comprehensive Loss, page 48

1.   We note your response to prior comment 10 and appreciate the additional information you provided. Please show us how you calculated the loss on extinguishment of debt that you recorded during the year ended December 31, 2012 and further explain how you accounted for any costs and fees related to the Revolving Credit Facility and Acquisition Term Loan that were not included in your cash flow test.

1. Nature of Activities and Summary of Significant Accounting Policies, page 51
Revenue recognition, page 51

2.   We note your response to prior comment 12 and the revised disclosures in your Form 10-Q for the fiscal quarter ended June 30, 2014; however, please address the following:
   • Explain your response that "At the end of every month, we settle any differences between the price received by Kinergy Marketing and A. L. Gilbert compared to the

> price paid to us by J.D. Heiskell for any estimated differences between the daily benchmarks and the amounts received from customers";
>
> - Given that you settle differences between the price received by Kinergy Marketing and A. L. Gilbert compared to the price paid to you by J.D. Heiskell, further explain how you determined sales prices are fixed and determinable when you record revenue; and
> - Explain when and how settlements are recorded, including the impact during each period presented.

Property, Plant and Equipment, page 52

3. We note your response to prior comment 15 and appreciate the additional information you provided. Please tell us the significant assumptions underlying the appraisal you obtained to determine the fair value of the property, plant and equipment you acquired from Cilion as well as the significant assumptions underlying your most recent impairment analysis. Also, please tell us who received the shares you issued and further explain why you believe they perceived the shares to have a higher value.

You may contact Dale Welcome, Staff Accountant at 202-551-3865 or Anne McConnell, Staff Accountant at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Celeste Ferber, Esq.
        Shearman & Sterling LLP